Exhibit 12.1
CBIZ, Inc.
Computation of Earnings to Fixed Charges
($ In thousands)

						Three
						Months
	Twelve Months Ended					Ended
	December 31,					March 31,
	2001	2002	2003	2004	2005	2006
Earnings:

Income from continuing operations before income tax expense	$2,290	$13,792	$26,951	$29,123	$36,031	$22,024
Fixed charges per below	16,483	11,946	11,061	12,035	13,898	3,655

Total earnings	$18,773	$25,738	$38,012	$41,158	$49,929	$25,679

Fixed Charges:
Interest expense	$6,795	$2,477	$1,055	$1,507	$3,109	$792
Amortization of debt interest costs (1)	635	642	355	355	233	55
Estimate of rental expense related to interest factor (2)	9,053	8,827	9,651	10,173	10,556	2,808

Total Fixed Charges	$16,483	$11,946	$11,061	$12,035	$13,898	$3,655

Ratio of earnings to fixed charges	1.1	2.2	3.4	3.4	3.6	7.0

(1)	Excludes $0.5 million of accelerated amortization of deferred debt costs in connection with entering into a new credit facility during the year ended December 31, 2002.

(2)	Fixed charges includes the estimated interest component of rent expense (one-third of rent expense under operating leases) from continuing operations.